Exhibit 99.(a)(5)(WW)

Telephone Conference on the Release of
E.ON AG’s Interim Report for January 1 – September 30, 2006

Düsseldorf, November 8, 2006

Presentation by:

Dr. Erhard Schipporeit

Member of the E.ON AG Board of Management and CFO

Please check against delivery

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Ladies and gentlemen, I too would like to welcome you to our conference call.

Along with the strategic issues mentioned by Wulf Bernotat, our nine-year results demonstrate that we’ve also further improved our financial performance. This is visible in the development of our key figures. We again increased sales, adjusted EBIT, adjusted net income.

In detail, our results are as follows:

•      We grew sales by 25 percent to more than €49 billion. All our market units contributed to the advance with the exception of Nordic.

•       Adjusted EBIT rose by 10 percent to €6.1 billion. In particular, our Central Europe and Pan-European Gas market units posted solid earnings increases.

–     Central Europe increased adjusted EBIT by 10 percent to €3.2 billion. The positive factors included higher electricity prices, higher natural gas sales volumes, and the inclusion of newly consolidated subsidiaries in eastern Germany and Eastern Europe. We also benefited from nonrecurring earnings from shareholdings and the absence of negative effects relating to our nuclear operations taken in the prior year. These factors were moderated by significantly higher costs for conventional fuel and power procurement.

–     The new regulation of network charges in Germany had a very substantial impact on earnings. At Central Europe, the negative effect totaled €519 million, of which approximately €470 million was in our electricity operations. Although a number of rulings have not yet been issued, for the year as

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      whole we expect the negative impact to total more than €670 million in our electricity and gas business.

–     Pan-European Gas posted the largest earnings increase, with adjusted EBIT rising by a substantial 42 percent to €1.6 billion. The up-/midstream business recorded particularly strong earnings growth. Continued high oil and natural gas price levels constituted the key factor in the upstream business.

Temperature-driven volume increases in the first quarter, sales growth outside Germany as well as the final clearing of trading transactions contributed to the increase in adjusted EBIT at the midstream business. In addition, oil price developments had a considerable negative impact in the prior-year period.

Adjusted EBIT at the downstream business was adversely affected by significant impairment charges relating to the new regulation of network charges.

–     U.K. improved its performance significantly in the second and third quarters and posted an adjusted EBIT of €710 million, roughly the same figure as for the first nine months of last year. Positive factors included price rises in the residential segment as well as cost and profit initiatives.

This was partially offset by the impact of higher natural gas costs in the first quarter and the one off prior year benefit relating to the integration of previously outsourced customer service activities.

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–    Nordic’s adjusted EBIT declined by 25 percent to €437 million, due mainly to lower hydropower generation, increased taxes on hydro and nuclear production assets, and the absence of earnings streams from the hydroelectric plants sold to Statkraft. Positive factors included rising spot electricity prices and successful hedging activities which enabled Nordic to secure higher effective sales value for its production portfolio.

–    U.S. Midwest’s adjusted EBIT increased slightly year on year to €285 million, mainly due to favorable exchange-rate differentials.

•      Despite this solid operating performance, our net income was, as expected, below the prior-year figure, declining by 59 percent to €2.6 billion. The main reasons were as follows:

The first was the sharp drop in other nonoperating earnings, which fell to negative €2.5 billion, mainly due to the fulfillment of derivative gas procurement contracts and from the marking to market of derivatives, particularly in the U.K. In keeping with our policies, these derivatives are only used to hedge our operating margins. We do not use them for speculative purposes.

In addition, income from discontinued operations declined by €3.1 billion. In the prior year, this item mainly included our book gains on the Viterra and Ruhrgas Industries disposals.

In the first nine months of 2006, we also recorded negative effects including impairment charges totaling approximately €1.1 billion due to regulatory decisions.

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Positive factors included book gains of €819 million relating to the Degussa transaction and the sale of securities. Our tax expense was also lower due to a higher share of tax-free income, in particular the tax-free book gain on the Degussa transaction. On balance, however, these effects did not fully counteract the decline.

•     By contrast, adjusted net income was up 26 percent to €3.4 billion. This figure is adjusted to eliminate extraordinary effects such as the marking to market of derivatives and book gains on disposals.

•     Cash provided by operating activities of €4.5 billion was 5 percent below the year-earlier figure. Pan-European Gas recorded a significant decline, mainly due to an increase in working capital and to a shift in payments in the gas business. This was partially counteracted by the improvement at U.K. resulting primarily from the absence of pension fund payments made in the previous year.

•     Free cash flow for the first nine months of the year fell by 33 percent to €1.9 billion, in particular due to the increase in investments in property, plant, and equipment, which rose by 37 percent to €2.6 billion and were mainly directed at power generation and distribution assets.

•     Our continued high free cash flow had a positive effect on our net financial position. As expected, however, our net financial position of €1 billion was nearly €2.8 billion below the figure reported at year end 2005. This is attributable to our exceptionally high dividend payout of €4.8 billion (which includes the special dividend paid out in May) as well as the nonrecurring €2.6 billion contribution to pension plan assets in the first quarter as part of our contractual trust arrangement.

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Overall, we’re very satisfied with our nine-month operating performance. We therefore continue to expect full-year adjusted EBIT to surpass the prior-year figure. We’re financially stronger and thus superbly prepared to take the strategic steps ahead.

This presentation does not constitute an invitation to sell or an offer to buy any securities or a solicitation of any vote or approval. Endesa investors and security holders are urged to read the prospectus and U.S. tender offer statement from E.ON regarding the proposed tender offer for Endesa when they become available, because they will contain important information. The prospectus and certain complementary documentation will be filed in Spain with the Spanish Comisión Nacional del Mercado de Valores (the “CNMV”). Likewise, a U.S. tender offer statement will be filed in the United States with the U.S. Securities and Exchange Commission (the “SEC”). Investors and security holders may obtain a free copy of the prospectus (when it is available) and its complementary documentation from E.ON, Endesa, the four Spanish Stock Exchanges, and Santander Investment Bolsa SV SA or Santander Investment SA, Corredores de Bolsa. The prospectus will also be available on the websites of the CNMV (www.cnmv.es) and E.ON (www.eon.com). Likewise, investors and security holders may obtain a free copy of the U.S. tender offer statement (when it is available) and other documents filed by E.ON with the SEC on the SEC’s web site at www.sec.gov. The U.S. tender offer statement and these other documents may also be obtained for free from E.ON, when they become available, by directing a request to E.ON AG, External Communications, Tel.: 0211-4579-4 53.

This presentation may contain forward-looking statements. Various known and unknown risks, uncertainties and other factors could lead to material differences between the actual future results, financial situation, development or performance of E.ON and Endesa and the estimates given here. These factors include the inability to obtain necessary regulatory approvals or to obtain them on acceptable terms; the inability to integrate successfully Endesa within the E.ON Group or to realize synergies from such integration; costs related to the acquisition of Endesa; the economic environment of the industries in which E.ON and Endesa operate; and other risk factors discussed in E.ON’s public reports filed with the Frankfurt Stock Exchange and with the SEC (including E.ON’s Annual Report on Form 20-F) and in Endesa’s public reports filed with the CNMV and with the SEC (including Endesa’s Annual Report on Form 20-F). E.ON assumes no liability whatsoever to update these forward-looking statements or to conform them to future events or developments.

E.ON prepares its consolidated financial statements in accordance with generally accepted accounting principles in the United States (“U.S. GAAP”). This presentation may contain references to certain financial measures (including forward-looking measures) that are not calculated in accordance with U.S. GAAP and are therefore considered “non-GAAP financial measures” within the meaning of the U.S. federal securities laws. E.ON presents a reconciliation of these non-GAAP financial measures to the most comparable U.S. GAAP measure or target, either in its Annual Report, in its interim report or on its website at www.eon.com.

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Management believes that the non-GAAP financial measures used by E.ON, when considered in conjunction with (but not in lieu of) other measures that are computed in U.S. GAAP, enhance an understanding of E.ON’s results of operations. A number of these non-GAAP financial measures are also commonly used by securities analysts, credit rating agencies, and investors to evaluate and compare the periodic and future operating performance and value of E.ON and other companies with which E.ON competes. These non-GAAP financial measures should not be considered in isolation as a measure of E.ON’s profitability or liquidity, and should be considered in addition to, rather than as a substitute for, net income, cash flow provided by operating activities, and the other income or cash flow data prepared in accordance with U.S. GAAP. The non-GAAP financial measures used by E.ON may differ from, and not be comparable to, similarly titled measures used by other companies.